SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            TRADESTAR SERVICES, INC.
                           ---------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                   -------------------------------------------
                         (Title of Class of Securities)

                                   89267T 10 7
                                   -----------
                                 (CUSIP Number)

                               Michael W. Hopkins
                          651 Bering Drive, Suite 2002
                              Houston, Texas 77057
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 23, 2006
            --------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.  89267T 10 7                                         Page 2 of 9 Pages
           ------------                                        -----------------

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     1
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  MICHAEL W. HOPKINS

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      2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]

              (b) [  ]

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      3
              SEC USE ONLY

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      4
              SOURCE OF FUNDS

                  OO

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              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e) [  ]

      5

--------------------------------------------------------------------------------
      6
              CITIZENSHIP OR PLACE OF ORGANIZATION

                  US

--------------------------------------------------------------------------------
                                        7
           NUMBER OF                         SOLE VOTING POWER
                                                 -4,074,359-
             SHARES

          BENEFICIALLY

            OWNED BY

              EACH

           REPORTING

          PERSON WITH           ------------------------------------------------
                                      8
                                             SHARED VOTING POWER
                                                 -0-

                                 -----------------------------------------------
                                      9
                                             SOLE DISPOSITIVE POWER
                                                 -4,074,359-
                                      9
                                 -----------------------------------------------
                                     10

                                             SHARED DISPOSITIVE POWER
                                                 -0-

--------------------------------------------------------------------------------
            11
                                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON
                                     4,074,359

--------------------------------------------------------------------------------
            12
                                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
                                 (See Instructions)

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            13
                                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                 ROW (11)
                                 17.16%

--------------------------------------------------------------------------------
            14
                                 TYPE OF REPORTING PERSON

                                 IN

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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to shares of common stock, $0.001 par value per share ("Common Stock"), of Tradestar Services, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is 3451-A Candelaria NE, Albuquerque, New Mexico 87107.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed on behalf of Michael W. Hopkins (the "Reporting Person").

(b) The principal residence of the Reporting Person is 651 Bering Drive, Suite 2002, Houston, Texas 77057.

(c) The Reporting Person is the Vice President of Development of CYMRI, L.L.C., a Nevada limited liability company and a wholly-owned subsidiary of the Issuer. The principal business address of CYMRI, L.L.C. is 5718 Westheimer, Suite 1251, Houston, Texas 77057.

(d)  The Reporting Person has not, during the past five years, been convicted in
     any  criminal   proceeding   (excluding   traffic   violations  or  similar
     misdemeanors).

(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On January 8, 2004, the Issuer granted the Reporting Person an option to purchase 100,000 shares of Common Stock at an exercise price of $0.15 per share (the "Option") in exchange for certain consulting services. The Option vested immediately on January 8, 2004 and is exercisable at any time until January 8, 2007.

     On September 23, 2003, the Reporting Person used his personal funds to purchase 20,000 shares of Common Stock for a purchase price of $0.0045 per share on the Over-the-Counter Bulletin Board (the "OTCBB"). On December 30, 2003, the Reporting Person used his personal funds to purchase 13,000 shares of Common Stock for a purchase price of $0.15 per share on the OTCBB. On March 24, 2005, the Reporting Person used his personal funds to purchase 36,669 shares of Common Stock for a purchase price of $0.30 per share on the OTCBB.

     On July 27, 2005, Tradestar Construction Services, Inc., a Nevada corporation and a wholly-owned subsidiary of the Issuer ("Tradestar Construction"), made a secured promissory note in favor of the Reporting Person in the original principal amount of $50,000 (the "First Note"). On November 30, 2005, Tradestar Construction made a secured promissory note in favor of the Reporting Person in the original principal amount of $100,000 (the "Second Note"). Pursuant to that certain Security Agreement, dated July 27, 2005, by and between Tradestar Construction and the Reporting Person (the "First Security

Agreement"), Tradestar Construction granted to the Reporting Person a lien on its assets for the purpose of securing the payment and performance of its obligations under the First Note. Pursuant to that certain Security Agreement, dated November 30, 2005, by and between Tradestar Construction and the Reporting Person (the "Second Security Agreement" and together with the First Security Agreement, the "Security Agreements"), Tradestar Construction granted to the Reporting Person a lien on its assets for the purpose of securing the payment and performance of its obligations under the Second Note. Pursuant to that certain Guaranty, dated July 27, 2005 (the "First Guaranty"), the Issuer guaranteed the payment and performance of Tradestar Construction's obligations under the First Note. Pursuant to that certain Guaranty, dated November 30, 2005 (the "Second Guaranty" and together with the First Guaranty, the "Guaranties"), the Issuer guaranteed the payment and performance of Tradestar Construction's obligations under the Second Note. As consideration for the issuance of the First Note, the Issuer issued the Reporting Person a warrant to purchase 5,000 shares of Common Stock at an exercise price of $0.30 per share (the "First Warrant"). As consideration for the issuance of the Second Note, the Issuer issued the Reporting Person a warrant to purchase 10,000 shares of Common Stock at an exercise price $0.55 per share (the "Second Warrant"). The First Warrant is exercisable by the Reporting Person at any time until July 31, 2009 and the Second Warrant is exercisable by the Reporting Person at any time until November 27, 2009. In assumption and novation of the First Note and the Second Note, the Issuer issued to the Reporting Person an Unsecured Promissory Note, dated May 23, 2006, in the original principal amount of $1,000,000 (the "Third Note") and the Issuer, Tradestar Construction and the Reporting Person entered into a Release of Liens and Guaranty, dated May 23, 2006, releasing the Issuer and Tradestar Construction from any and all obligations arising under or incurred in connection with the First Note, the Second Note, the Security Agreements, the Guaranties and any other document executed in connection therewith (the "Release"). The Issuer issued to the Reporting Person an Unsecured Promissory Note, dated May 23, 2006, in the original principal amount of $250,000 (the "Fourth Note" and together with the First Note, the Second Note and the Third Note, the "Notes"). As consideration for the issuance of the Third Note and the Fourth Note, the Issuer issued to the Reporting Person a warrant to purchase 133,690 shares of Common Stock at an exercise price of $1.87 per share (the "Third Warrant" and together with the First Warrant and the Second Warrant, the "Warrants").

     On May 23, 2006, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Tradestar Acquisition Sub, L.L.C., a wholly owned subsidiary of the Issuer (now known as CYMRI, L.L.C.), The CYMRI Corporation ("CYMRI") and the CYMRI shareholders, Messrs. Larry M. Wright, Franklin M. Cantrell, Jr., Michael W. Hopkins and Robert G. Wonish (collectively the "Shareholders"). On May 23, 2006, pursuant to the terms of the Merger Agreement, CYMRI merged with and into CYRMI, L.L.C. (the "Merger"). This finalized the Issuer's acquisition of CYMRI and its related subsidiaries for aggregate consideration of $2 million in cash, $3.075 million in 10% secured notes and 12,540,000 shares of Common Stock. As a Shareholder, the Reporting Person received 3,756,000 shares of Common Stock as merger consideration for the Merger. If the Issuer files a registration statement with the Securities and Exchange Commission (the "SEC") registering its stock, then the Issuer will include in such registration statement the resale of the shares of Common Stock owned by the Reporting Person, subject to the limitations set forth in that certain Registration Rights Agreement, dated May 23, 2006, by and among the Issuer, the Reporting Person and the other Shareholders (the "Registration Rights Agreement").

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Reporting Person acquired (i) an aggregate of 69,669 shares of Common Stock on the OTCBB; (ii) 3,756,000 shares of Common Stock in the Merger as merger consideration; (iii) the Warrants in connection with the issuance of the Notes; and (iv) the Option in connection with the performance of certain consulting services for the Issuer. If the Reporting Person elects to exercise the Warrants or the Option, he will do so to hold such shares of Common stock for investment. Except for an exercise of the Warrants or the Option, the Reporting Person does not have any specific plans or proposals relating to the acquisition of shares of Common Stock or the disposition of shares of Common Stock. However, depending upon market conditions and other factors, the Reporting Person may, from time to time, either jointly or individually, acquire additional shares of Common Stock or exercise the Warrants or the Option or dispose of all or any portion of the shares of Common Stock owned by the Reporting Person, including any shares of Common Stock received upon his exercise of the Warrants or the Option.

     The Reporting Person does not have any specific plans or proposals which relate to or would result in: (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any change in the present board of directors or management of the Issuer, including plans or proposals relating to changes in the number or terms of directors or filling any existing vacancies on the Issuer's board; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above; but he reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of May 23, 2006, the Reporting Person beneficially owns of 4,074,359 shares of Common Stock which includes (i) 100,000 shares of Common Stock issuable upon exercise of the Option; (ii) 5,000 shares of Common Stock issuable upon exercise of the First Warrant; (iii) 10,000 shares of Common Stock issuable upon exercise of the Second Warrant; and (iv) 133,690 shares of Common Stock issuable upon the exercise of the Third Warrant. The Option is vested and exercisable at the option of the Reporting Person until January 8, 2007. The First Warrant is exercisable at the option of the Reporting Person at any time until July 31, 2009. The Second Warrant is exercisable at the option of the Reporting Person at any time until November 27, 2009. The Third Warrant is exercisable at the option of the Reporting Person at any time until May 23, 2009. The 4,074,359 shares of Common Stock beneficially owned by the Reporting Person constitutes 17.16% of the outstanding shares of Common Stock of the Issuer.

(b) The Reporting Person has the sole power to vote and direct the voting of, and to dispose or direct the disposition of, all 4,074,359 shares of Common Stock beneficially owned by the Reporting Person.

(c) Other than as disclosed in this Schedule 13D, the Reporting Person has not engaged in any transactions with respect to the Common Stock in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,074,359 shares of Common Stock covered by this Schedule 13D.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person received 3,756,000 shares Common Stock as part of the merger consideration for the Merger pursuant to the terms of the Merger Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1. The terms of the First Note are set forth in that certain Secured Promissory Note, dated July 27, 2005, made by Tradestar Construction in favor of the Reporting Person in the original principal amount of $50,000. The terms of the Second Note are set forth in that certain Secured Promissory Note, dated November 30, 2005, made by Tradestar Construction in favor of the Reporting Person in the original principal amount of $100,000. As consideration for the issuance of the First Note, the Issuer granted the Reporting Person the First Warrant to purchase 5,000 shares of Common Stock at an exercise price of $0.30 per share, a copy of which is filed with this Schedule 13D as Exhibit 2. As consideration for the issuance of the Second Note, the Issuer granted the Reporting Person the Second Warrant to purchase 10,000 shares of Common Stock at an exercise price of $0.55 per share, a copy of which is filed with this Schedule 13D as Exhibit 3. Pursuant to the Security Agreements, Tradestar Construction granted to the Reporting Person a lien on its assets for the purpose of securing the payment and performance of its obligations under the First Note and the Second Note. Pursuant to the Guaranties, the Issuer guaranteed the payment and performance of Tradestar Construction's obligations under the First Note and the Second Note. In assumption and novation of the First Note and the Second Note, the Issuer has issued to the Reporting Person the Third Note in the original principal amount of $1,000,000, a copy of which is filed with this Schedule 13D as Exhibit 4, and the Issuer, Tradestar Construction and the Reporting Person entered into the Release which released the Issuer and Tradestar Construction from any and all obligations arising under or incurred in connection with the First Note, the Second Note, the Security Agreements, the Guaranties and any other document executed in connection therewith, a copy of which is filed with this Schedule 13D as Exhibit 5. The Issuer has issued to the Reporting Person the Fourth Note in the original principal amount of $250,000, a copy of which is filed with this
Schedule 13D as Exhibit 6. As consideration for the issuance of the Third Note and the Fourth Note, the Issuer issued to the Reporting Person the Third Warrant to purchase 133,690 shares of Common Stock at an exercise price of $1.87 per share, a copy of which is filed with this Schedule 13D as Exhibit 7. The Shareholders (including the Reporting Person) and the Issuer entered into the Registration Rights Agreement, a copy of which is filed with this Schedule 13D as Exhibit 8, pursuant to which the Issuer granted piggy-back registration rights to the Shareholders (including the Reporting Person). The terms of the Option are as set forth in that certain Option Agreement, dated January 8, 2004, by and between the Issuer and the Reporting Person (the "Option Agreement"), a copy of which is filed with this Schedule 13D as Exhibit 9.

     To the best knowledge of the Reporting Person, except for the Merger Agreement, the Notes, the Warrants, the Security Agreements, the Guaranties, the Release, the Registration Rights Agreement and the Option Agreement described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

1. Agreement and Plan of Merger, dated March 23, 2006 by and among Tradestar Services, Inc., Tradestar Acquisition Sub, L.L.C., The Cymri Corporation, Larry M. Wright, Franklin M. Cantrell, Jr., Robert G. Wonish and Michael W. Hopkins, incorporated herein by reference and filed as Exhibit 10.1 on the Issuer's Form 8-K filed on May 30, 2006.

2. Warrant, dated August 1, 2005, to purchase 5,000 shares of common stock issued to Michael W. Hopkins.

3. Warrant, dated November 28, 2005, to purchase 10,000 shares of common stock issued to Michael W. Hopkins.

4. Unsecured Promissory Note, dated May 23, 2006, made by Tradestar Services, Inc. in favor of Michael Hopkins in the original principal amount of $1,000,000, incorporated herein by reference and filed as Exhibit 10.7.7 on the Issuer's Form 8-K filed on May 30, 2006.

5. Release of Liens and Guaranty, dated May 23, 2006, by and among Tradestar Services, Inc., Tradestar Construction Services, Inc. and Michael W. Hopkins.

6. Unsecured Promissory Note, dated May 23, 2006, made by Tradestar Services, Inc. in favor of Michael Hopkins in the original principal amount of $250,000, incorporated herein by reference and filed as Exhibit 10.7.6 on the Issuer's Form 8-K filed on May 30, 2006.

7. Warrant, dated May 23, 2006, to purchase 133,690 shares of common stock issued to Michael W. Hopkins, incorporated herein by reference and filed as
     Exhibit 10.8.9 on the Issuer's Form 8-K filed on May 30, 2006.

8. Registration Rights Agreement, dated May 23, 2006, Tradestar Services, Inc., Larry M. Wright, Franklin M. Cantrell, Jr., Michael W. Hopkins and Robert G. Wonish, incorporated herein by reference and filed as Exhibit
     10.5 on the Issuer's Form 8-K filed on May 30, 2006.

9. Option Agreement, dated January 8, 2004, by and between Frontier Staffing, Inc. n/k/a Tradestar Services, Inc. and Michael W. Hopkins.

                                   SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this Schedule 13D is true, complete and correct.

Dated: June 1, 2006


                                                     /s/ Michael W. Hopkins
                                                     -------------------------
                                                     MICHAEL W. HOPKINS

                                  EXHIBIT INDEX


1. Agreement and Plan of Merger, dated March 23, 2006 by and among Tradestar Services, Inc., Tradestar Acquisition Sub, L.L.C., The Cymri Corporation, Larry M. Wright, Franklin M. Cantrell, Jr., Robert G. Wonish and Michael W. Hopkins, incorporated herein by reference and filed as Exhibit 10.1 on the Issuer's Form 8-K filed on May 30, 2006.

2. Warrant, dated August 1, 2005, to purchase 5,000 shares of common stock issued to Michael W. Hopkins.

3. Warrant, dated November 28, 2005, to purchase 10,000 shares of common stock issued to Michael W. Hopkins.

4. Unsecured Promissory Note, dated May 23, 2006, made by Tradestar Services, Inc. in favor of Michael Hopkins in the original principal amount of $1,000,000, incorporated herein by reference and filed as Exhibit 10.7.7 on the Issuer's Form 8-K filed on May 30, 2006.

5. Release of Liens and Guaranty, dated May 23, 2006, by and among Tradestar Services, Inc., Tradestar Construction Services, Inc. and Michael W. Hopkins.

6. Unsecured Promissory Note, dated May 23, 2006, made by Tradestar Services, Inc. in favor of Michael Hopkins in the original principal amount of $250,000, incorporated herein by reference and filed as Exhibit 10.7.6 on the Issuer's Form 8-K filed on May 30, 2006.

7. Warrant, dated May 23, 2006, to purchase 133,690 shares of common stock issued to Michael W. Hopkins, incorporated herein by reference and filed as
     Exhibit 10.8.9 on the Issuer's Form 8-K filed on May 30, 2006.

8. Registration Rights Agreement, dated May 23, 2006, Tradestar Services, Inc., Larry M. Wright, Franklin M. Cantrell, Jr., Michael W. Hopkins and Robert G. Wonish, incorporated herein by reference and filed as Exhibit
     10.5 on the Issuer's Form 8-K filed on May 30, 2006.

9. Option Agreement, dated January 8, 2004, by and between Frontier Staffing, Inc. n/k/a Tradestar Services, Inc. and Michael W. Hopkins.